Exhibit 99.2

[Brookwood Associates LLP Letterhead]

June 1, 2004

Horizon Medical Products, Inc.

One Horizon Way

Manchester, GA 31816

Re:	Opinion Letter dated April 29, 2004, addressed to the Board of Directors of Horizon Medical Products, Inc. (the “Opinion Letter”)

Brookwood Associates, L.L.C. (“Brookwood”) hereby authorizes Horizon Medical Products, Inc. (“Horizon”) and its legal counsel to make reference to the above-referenced Opinion Letter, and the analysis used by Brookwood in rendering such Opinion Letter, in the Proxy Statement/Prospectus to be distributed to Horizon’s shareholders in connection with solicitation of consents to approve the proposed merger of Horizon with RITA Medical Systems, Inc.; provided that such reference to the Opinion Letter and Brookwood’s analysis shall be in substantially the form provided to Brookwood for review prior to distribution to Horizon’s shareholders.

BROOKWOOD ASSOCIATES, L.L.C.

By:	/s/ Robert S. Winborne
Robert S. Winborne, Managing Director